UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FURIEX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

36106P101

(CUSIP Number)

Frederic N. Eshelman 929 North Front Street Wilmington, NC 28401 (910) 558-6885	with a copy to: Stephen Fraidin, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	36106P101
No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 591,489*
	8.	Shared Voting Power: 108,620*
	9.	Sole Dispositive Power: 591,489*
	10.	Shared Dispositive Power: 108,620*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 700,109*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 7.1%*
14.	Type of Reporting Person (See Instructions): IN

*	700,109 shares includes 591,489 shares directly held by Fredric N. Eshelman (the “Reporting Person”); 41,666 shares held in a grantor retained annuity trust; 938 shares and 65,876 options to acquire shares held by Elk Mountain Consulting, LLC, a member-managed Wyoming limited liability company (“Elk Mountain”), Iron Bar Holdings, LLC, member, itself a manager-managed LLC, sole member and manager Fredric N. Eshelman; and 140 shares held by the Reporting Person’s spouse. The 700,109 shares do not include 131,751 options to acquire shares held by Elk Mountain which cannot be exercised in the next 60 days. The Reporting Person has sole voting and dispositive power for 591,489 shares. The Reporting Person has shared voting and dispositive power over the 938 shares and 65,876 options to acquire shares held by Elk Mountain Consulting, LLC (not including 131,751 options to acquire shares held by Elk Mountain which cannot be exercised in the next 60 days) and the Reporting Person may be deemed to have shared voting and dispositive powers as to the 140 shares held by his spouse and the 41,666 shares held by the grantor retained annuity trust. The percent of class represented by amount in row (11) is based on 9,881,340 shares of common stock outstanding as of March 11, 2011, as reported in the Company’s Annual Report on Form 10-K for the period ended December 31, 2011 filed with the Securities and Exchange Commission on March 18, 2011.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”), of Furiex Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3900 Paramount Parkway, Suite 150, Morrisville, North Carolina 27560.

Item 2.	Identity and Background.

(a) Name of Reporting Person: Fredric N. Eshelman

(b) Residence or business address: 929 North Front Street, Wilmington, NC 28401

(c) The Reporting Person is the Company’s founding chairman. He served as chief executive officer of Pharmaceutical Product Development, Inc. (“PPD”) from July 1990 until July 2009 when he was promoted to executive chairman of the board of directors of PPD. The principal executive offices of PPD are located at 929 North Front Street, Wilmington, NC 28401.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired his Shares pursuant to a spin-off (the “Spin-Off”) of the Company from PPD, which was completed in June 2010 and acquired his options to purchase Shares pursuant to the terms of a consulting agreement, dated June 14, 2010 (the “Consulting Agreement”), by and between the Company, Elk Mountain and the Reporting Person, the terms of which are described in Item 6 below, and which are incorporated herein by reference.

In the future, the Reporting Person may use personal funds or may access other sources of financing, including debt available through a customary margin account with a broker-dealer, to acquire additional Shares.

Item 4.	Purpose of Transaction.

The Reporting Person acquired his Shares pursuant to the Spin-Off and acquired his options to purchase Shares pursuant to the terms of the Consulting Agreement, the terms of which are described in Item 6 below, and which are incorporated herein by reference.

The Reporting Person has advised the Company and its Board of Directors that he believes that the Company’s Shares are currently undervalued and intends and desires to purchase additional Shares in market transactions from time to time in the future, up to a number of Shares, that in aggregate, together with Shares currently owned by the Reporting Person, would constitute approximately 18.5 percent of the number of Shares outstanding. The Reporting Person is not obligated to acquire additional Shares and his plans to do so may be modified or terminated at any time and for any reason.

Item 5.	Interest in Securities of the Issuer.

Based upon the information provided by the Company there were 9,881,340 Shares issued and outstanding as of March 11, 2011.

As of the date hereof, the Reporting Person beneficially owns 700,109 Shares (or 7.1 percent of the Shares issued and outstanding as of March 11, 2011) including 591,489 Shares directly held by the Reporting Person, 41,666 Shares held in a grantor retained annuity trust; 938 Shares and 65,876 options to acquire Shares held by Elk Mountain, and 140 shares held by the Reporting Person’s spouse. The 700,109 Shares do not include 131,751 options to acquire Shares held by Elk Mountain which cannot be exercised in the next 60 days.

The Reporting Person has sole voting and dispositive power for 591,489 Shares. The Reporting Person has shared voting and dispositive power over the 938 Shares and 65,876 options to acquire Shares held by Elk Mountain (not including 131,751 options to acquire shares held by Elk Mountain which cannot be exercised in the next 60 days) and the Reporting Person may be deemed to have shared voting and dispositive powers as to the 140 Shares held by his spouse and the 41,666 Shares held by the grantor retained annuity trust.

During the sixty days on or prior to the date set forth on the cover page above, and from such date to the filing date of this Schedule 13D, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Consulting Agreement provides that in exchange for providing certain consulting services of the Reporting Person, the Company will grant to Elk Mountain (i) on or before the expiration of the 60-day period following the completion of the Spin-Off, options to purchase Shares equal to two percent of the Company’s Shares outstanding immediately after the completion of the Spin-Off (the “Initial Option Grant”) and (ii) on or about the second anniversary of the Spin Off, options to purchase Shares equal to one percent of the Company’s common stock outstanding on the date of such grant (the “Subsequent Option Grant”). The Consulting Agreement further provides that such options will be subject to a three-year linear vesting schedule under which one-third of the total number of options granted under the Initial Option Grant and the Subsequent Option Grant will vest on each of the first, second and third anniversaries of the respective grant date. The Consulting Agreement further provides that the Initial Option Grant and the Subsequent Option Grant will have an exercise price based on the fair market value of the Company’s common stock on the respective date of grant. The options granted pursuant to the Consulting Agreement expire ten years after the respective date of grant. The Initial Option Grant was made on June 17, 2010 and consisted of options to acquire 197,627 Shares at a strike price of $9.11, with vesting on the following schedule: approximately 65,876 options vest on each of June 17, 2011, June 17, 2012 and June 17, 2013.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2011

/s/ Fredric N. Eshelman
Fredric N. Eshelman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).